United States securities and exchange commission logo





                             August 30, 2022

       Dian C. Taylor
       President and Chief Executive Officer
       Artesian Resources Corporation
       664 Churchmans Road
       Newark, DE 19702

                                                        Re: Artesian Resources
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed August 12,
2022
                                                            File No. 333-266821

       Dear Ms. Taylor:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed August 12, 2022

       Cover Page

   1. Please revise your cover page to disclose your dual class capital structure consisting of Class A Non-Voting
Common Stock and Class B Common Stock. In this regard,
                                                        clarify that only
holders of Class B Common Stock have the right to vote for the election of directors and other
stockholder matters, and that holders of Class A Non-Voting
                                                        Common Stock generally
have no voting rights. Please also add related risk factor
                                                        disclosure.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dian C. Taylor
Artesian Resources Corporation
August 30, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 with any questions.



                                                           Sincerely,
FirstName LastNameDian C. Taylor
                                                           Division of
Corporation Finance
Comapany NameArtesian Resources Corporation
                                                           Office of Energy &
Transportation
August 30, 2022 Page 2
cc:       Joanne R. Soslow, Esq.
FirstName LastName